SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 15)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of the Issuer)

LINE CORPORATION	NAVER CORPORATION NAVER J. HUB CORPORATION	SOFTBANK CORP.

(Name of Persons Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Classes of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

LINE Corporation JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan Phone Number: +81-3-4316-2050 Attention: Mr. Satoshi Yano	c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-7-1 Kaigan Tokyo Port City Takeshiba Office Tower Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Toshiro Mochizuki, Esq. Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011, Japan Phone Number: +81-3-5251-1601	Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	U.S. $91,093.37
Form or Registration No:	Schedule TO
Filing Party:	NAVER Corporation
Date Filed:	May 27, 2020, August 3, 2020

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Amendment No. 15 to Schedule 13E-3 (the “Amendment”) amends and supplements the transaction statement filed as Amendment No. 3 to Schedule 13E-3 on August 3, 2020, as amended and supplemented prior to the date hereof (the “Existing Schedule 13E-3”, and as further amended and supplemented by this Amendment, the “Schedule 13E-3”). This Schedule 13E-3 is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”), (ii) NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (iii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly owned subsidiary of NAVER (“NAVER Purchaser”, and together with NAVER, the “NAVER Parties”), and (iv) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the Tokyo Stock Exchange (the “TSE”) (LINE, NAVER and the Purchasers collectively, the “Filing Persons”, and each, a “Filing Person”). This Schedule 13E-3 relates to the joint offer by NAVER Purchaser and SoftBank to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares”, and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs”, and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which is equivalent to U.S. $51.06 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.365, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on September 16, 2020, as reported by Bloomberg L.P., rounded to the nearest whole cent), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers made an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 (the “2023 Bonds”) and zero-coupon convertible bonds due 2025 (together with the 2023 Bonds, the “Convertible Bonds”) issued by LINE, from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”, and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The Offers were made pursuant to the business integration agreement, dated as of December 23, 2019 (the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation (collectively, the “Business Integration Parties”), a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019, by and between NAVER and SoftBank. The Offers expired on September 15, 2020 and the Purchasers completed the settlement of the Offers on September 24, 2020.

Except as otherwise set forth in this Amendment, the information set forth in the Existing Schedule 13E-3 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Existing Schedule 13E-3. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Persons.

ITEM 15. ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented to include the following:

On February 19, 2021, Japan Standard Time, the Purchasers acquired the number of Common Shares equivalent to the total sum of the fractions of Common Shares (rounded down to the nearest whole number) that were created as a result of the share consolidation (the “Share Consolidation”) of the Common Shares (such acquisition, the “Aggregate Fractional Shares Acquisition”). The Share Consolidation was implemented pursuant to the Business Integration Agreement and the Companies Act of Japan at one minute after 11:59 p.m. on January 3, 2021, Japan Standard Time, based on a share consolidation ratio of 29,165,333:1. As a result of the Share Consolidation and the Aggregate Fractional Shares Acquisition, each Purchaser holds one Common Share and NAVER holds six Common Shares. Each Purchaser acquired its Common Share in exchange for JPY 101.1 billion, which is half of the amount equal to the sum of the fractions of Common Shares (minus the fractions of Common Shares held by the Purchasers) that were created as a result of the Share Consolidation multiplied by the share consolidation ratio of the Share Consolidation multiplied by the offer price for Common Shares in the Offers of JPY 5,380 per Common Share. The holders of Common Shares and ADSs immediately prior to the effectiveness of the Share Consolidation, other than the Purchasers, will receive their portion of the amount paid by the Purchasers in proportion to the respective fractional shares held by such holders immediately following the effectiveness of the Share Consolidation (which amount shall, in the case of ADSs, be subject to conversion into U.S. dollars based on the spot U.S. dollar/Japanese yen exchange rate specified by JPMorgan Chase Bank, N.A., as the ADS depositary, and be less the amount of any fees (including any currency conversion fees), expenses and withholding taxes that may be applicable, including a fee of up to U.S. $5.00 for each 100 ADSs (or portion thereof) held immediately prior to the effectiveness of the Share Consolidation). The Business Integration Parties will implement the remaining Transactions (as defined in the U.S. Offer to Purchase), including a shareholding adjustment transaction through which the NAVER Parties, on the one hand, and SoftBank, on the other hand, will each hold 50% of the voting rights of LINE.

As a result of the Aggregate Fractional Shares Acquisition, the Purchasers and NAVER are the only holders of Common Shares. Accordingly, on February 19, 2021, New York City time, LINE will file with the SEC a certification on Form 15 to suspend its reporting obligations under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2021

LINE CORPORATION

By:	/s/ In Joon Hwang
Name:	In Joon Hwang
Title:	Director, Chief Financial Officer

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning